Exhibit 99.6

Be Ready for Every Journey. NICE Invites its EMEA Customers to
Interactions 2014 London

With over 50 percent customer-led sessions, attendees will take away best practices for improving efficiency, engaging employees, and delivering an exceptional customer experience

London, May 29, 2014 – NICE Systems (NASDAQ: NICE) invites its EMEA-based customers to participate in a one-day educational program that will address the key issues affecting contact center operations and performance today. Interactions 2014 London, taking place at the Mayfair Hotel on June 11, follows the success of NICE’s Las Vegas event, which attracted around 2,000 attendees earlier this month.

Over 50 Percent Customer Presentations

The event includes over 50 percent customer-led sessions and four content-rich tracks. Guest speakers from PayPal and Talk Talk will join presenters from the finance, telecom, retail, travel, and tourism sectors to address employee engagement, handle-time optimization, compliance, and how to create an exceptional and consolidated customer journey.

The customer presentations include:

•	Business-Driven Monitoring to Optimize Handle Time (presented by PayPal)
•	VoC-driven Employee Engagement – Empowering the Front Line (presented by Talk Talk)

Additional Agenda Highlights

o
NICE subject matter experts will discuss the latest technology innovations, including gamification tools for improved agent performance and voice biometrics, which is helping organizations automatically authenticate callers within the first few seconds of a call.

o
There will be a dedicated track for financial institutions, which focuses on compliance and risk mitigation. This forum will address the challenges of financial crime, risk management and reconciliation, as well as how to tackle new regulatory initiatives.

o
The keynote address will be given by the former Director of Marketing for London 2012, David Magliano, who will talk about his work building public support for the bid and selling London's proposal to the International Olympic Committee. He devised and directed the crucial final presentation in Singapore, described as the fiercest competitive pitch of all time.

Benny Einhorn, President, NICE EMEA
“At Interactions 2014 London, we will give attendees the tools to help them better understand, manage, and shape the customer journey. By networking with peers, hearing from other customers, and discussing common challenges, participants will be armed with insights and knowledge that they can apply within their own organizations in order to get closer to their customers and provide a superior customer experience.”

Interactions 2014 is free-to-attend for NICE customers. For more information and to register visit: http://info.nice.com/InteractionsLondon2014.html

About NICE Systems
NICE Systems (NASDAQ: NICE) is the worldwide leading provider of software solutions that enable organizations to take the next best action in order to improve customer experience and business results, ensure compliance, fight financial crime, and safeguard people and assets. NICE’s solutions empower organizations to capture, analyze, and apply, in real time, insights from both structured and unstructured Big Data. This data comes from multiple sources, including phone calls, mobile apps, emails, chat, social media, video, and transactions. NICE solutions are used by over 25,000 organizations in more than 150 countries, including over 80 of the Fortune 100 companies. www.nice.com.

NICE Corporate Media Contact
Erik Snider, +1 877 245 7448, erik.snider@nice.com

Investors
Marty Cohen, +1 212 574 3635, ir@nice.com, ET
Anat Earon-Heilborn + 972 9 775 3798, ir@nice.com, CET

Trademark Note: NICE and the NICE logo are trademarks or registered trademarks of NICE Systems. All other marks are trademarks of their respective owners. For a full list of NICE Systems' marks, please see: www.nice.com/nice-trademarks.

Forward-Looking Statements
This press release contains forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Such forward-looking statements, including the statements by Messer Einhorn, are based on the current expectations of the management of NICE-Systems Ltd. (the Company) only, and are subject to a number of risks and uncertainties that could cause the actual results or performance of the Company to differ materially from those described herein, including but not limited to the impact of the global economic environment on the Company’s customer base (particularly financial services firms) and the resulting uncertainties; changes in technology and market requirements; decline in demand for the Company's products; inability to timely develop and introduce new technologies, products and applications; difficulties or delays in absorbing and integrating acquired operations, products, technologies and personnel; loss of market share; pressure on pricing resulting from competition; and inability to maintain certain marketing and distribution arrangements. For a more detailed description of the risk factors and uncertainties affecting the company, refer to the Company's reports filed from time to time with the Securities and Exchange Commission, including the Company’s Annual Report on Form 20-F. The forward-looking statements contained in this press release are made as of the date of this press release, and the Company undertakes no obligation to update or revise them, except as required by law.